Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Signature Athletics, Inc.
301 West Platt Street Unit 416
Tampa, FL 33606
signaturelacrosse.com

Up to $1,070,000.00 in Class B Non-Voting Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Signature Athletics, Inc.
Address: 301 West Platt Street Unit 416, Tampa, FL 33606
State of Incorporation: DE
Date Incorporated: February 05, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

10% discount in online purchases "Partner"

Early access to products

Access to State of Signature Quarterly Newsletter

Early Bird

Super Early Bird - First 48 hours | 25% bonus shares

Friends and Family Early Birds - Next 48 hours | 15% bonus shares

Early Bird - Next 5 days | 10% bonus shares

Volume

$500+ (Tier 1 perk) White Signature "Investor" T-Shirt & Lifetime Exclusive Partner Discount

$1,000 (Tier 2 perk) Red Signature "Investor" T-Shirt & Lifetime Exclusive Partner Discount

$5,000+ (Tier 3 + 5% bonus shares) Silver Signature "Investor" Custom T-Shirt & Lifetime Exclusive Partner Discount

$10,000 (Tier 4 + 10% bonus shares) Gold Signature "Investor" Custom T-Shirt & Lifetime Exclusive Partner Discount

$20,000+ (Tier 5 + 15% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

$50,000+ (Tier 6 + 20% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

$90,000+ (Tier 7 + 25% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Signature Athletics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $10/ share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Corporate Mission and History

At Signature, we are passionate about growing the power of sports and we are on a mission to give the opportunities sports provided us to more kids!

Signature started off with a very simple idea, all lacrosse balls had been the same for forever, and we set out to make the first Premium - longer-lasting, higher quality, and safer lacrosse ball. Our Signature Premium balls allow coaches and players to get more out of every rep... Since launching in 2016 we have sold over 8 million balls around the world, and become the official lacrosse ball of the most notable professional leagues in the sport, as well as being chosen as the official ball of over 300 college lacrosse programs!

Our Business Model

During this time we also developed 2 other patented problem-solving product lines;

- our quick-connect lacrosse goals (provisional patent pending resubmission), which take 15 minutes to set up instead of the traditional lacrosse goal which takes about 2 hours.

- our complete line of Mens, Womens, and JR lacrosse sticks which feature our patented Delta Tech design for the best strength to weight ratio in the sport. This has allowed us to offer the first-lifetime warranty on lacrosse sticks in the sport. All sticks come pro strung with a pocket that allows players to focus on the game and not fixing their stick a problem that has plagued lacrosse for years.

While lacrosse is the fastest growing sport in North America, the market is still simply too small to build a brand that will compete with the Nike's and UA's of the world. So we took a step back 2 years ago, and asked ourselves, what needs to be true for us to scale to the size of the largest sports marketing brands in the world? The answer - we need to solve a bigger problem. One that can transcend the sport of lacrosse and apply to the larger sports market. So we began making calls to leads in other markets, Soccer, Basketball, Football, Volleyball, Baseball, etc... and called on some of our current lacrosse team clients. What we found was a consistent problem that every sports program has experienced - the uniform and fan gear ordering process is outdated and antiquated. And over the last 2 years, Signature has been developing a proprietary supply chain and software solution to solve this problem!

Our business growth model has shifted from growing by adding new inventory intensive products and selling those products to wholesalers that resell the products; to where we are focused today, which is on selling directly to teams and consumers. Our product model has also shifted from being 100% inventoried products to 50% inventoried products and 50% print on demand products. This allows us to free up more cash and grow the business all while serving the same target market, parents, players, coaches, and program directors.

Litigation

In Nov of 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") alleging that the Company violated the terms of an Agreement between the parties. This suit was settled out of court on May 21, 2020, with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received.

Competitors and Industry

According to an independent data analysis company for sporting goods, (linked below) the entire hard goods market for lacrosse is around $100 million per year for wholesale. Since we sell directly to consumer it can be safely assumed that the market size for hard goods is $200 million per year.

Independent study: *https://d19j0qt0x55bap.cloudfront.net/production/onboardings/5f186d8c7a2bad73f9eaa511/documents/file/Copy_of_2017_Manufacturers_Sales_by_*

At Signature, we are 100% focused on delivering the best we can possibly deliver for our clients. We spend 0 energy on our competitors. Our newest offering is unique to the market and combines the best of 3 markets to 1 all-encompassing solution.

Players in the current markets:

Lacrosse Equipment

- STX, Warrior, Maverik, StringKing, ECD

Apparel - Fan Gear & Uniforms

- Nike, UA, Adidas

Software Platform

- Order my gear, Squadlocker, Amazon

Current Stage and Roadmap

Current Development

Lacrosse Equipment

We have 3 lacrosse equipment product lines in the market (Balls, Goals, Sticks), and 2 product lines in the final stages of development (Gloves & Rebounders). We also have titanium and carbon shafts in the final stages of development along with a line of Offensive, Defensive, Faceoff, and Goalie lacrosse heads.

Apparel

Through our innovative supply chain solution, we currently can offer over 1000 different apparel and promotional items fully customized with team logos. We do this through a mix of print methods including embroidery, direct to garment printing, and sublimation.

Software

We currently have a proprietary software solution that allows us help our partner programs (i.e. leagues and teams) to set up their fully customized team store. The team store comes with +50 different products all customized with the team logo and it also comes with all of our lacrosse equipment.

Road Map

2020-2021

- Finish funding round

- look for 1 synergistic acquisition opportunities to expand our reach in the lacrosse uniform/apparel market and execute (if the opportunity is right)

2021-2022

- Release 2 new hard goods lacrosse equipment lines, and begin working on other sporting goods product lines

- Continue organic growth strategy in lacrosse

- Expand into second sport / look for 1 synergistic acquisition opportunities to expand our reach outside of the lacrosse uniform/apparel market and execute (if the opportunity is right)

2022-2023

- Expand sporting goods equipment lines for the sports we are serving

- Continue organic growth strategy in sports we are serving

- Expand into third sport / look for 1 synergistic acquisition opportunities to expand our reach outside of the current sports we are serving for our uniform/apparel offering and execute (if the opportunity is right)

The Team

Officers and Directors

Name: Daniel Soviero

Daniel Soviero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Strategic Visionary, Building, and leading the executive Team, Setting the Culture, Mission, and Values. Fundraising, Serving our Clients, and Growing Sales! Salary: $50,000.00

Other business experience in the past three years:

- **Employer:** Tampa Palms Lacrosse Club
  Title: Executive Director
  Dates of Service: January 01, 2017 - January 01, 2019
  Responsibilities: Building the brand, strategy, and partnerships to grow a youth lacrosse club in the local Tampa community.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an

illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company in collaboration with expert advisors. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk underpaying or overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the sports marketing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material in a positive or negative way depending on the circumstances. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Signature Lacrosse, incorporated in the middle of 2016, was converted to Signature Athletics in July of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Signature Lacrosse has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Signature Athletics or in its computer systems could reduce the

attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Signature Athletics could harm our reputation and materially negatively impact our financial condition and business.

COVID

COVID has caused teams to decide not to play in some states for some periods of time. This can adversely affect the company if it continues.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dan Soviero	766,669	Class A Common Stock	76.6669

The Company's Securities

The Company has authorized Class A Common Stock, Class B Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 1,200,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $168,563.00
Maturity Date: December 31, 2025
Interest Rate: 12.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon discretion of note holder or qualified pricing round

Material Rights

The convertible note between the Founder/CEO and the company.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: N/A
  Date: July 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $40,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Shares were issued in exchange for legal services.
  Date: December 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working capital and R&D to build the team store software solution
  Date: June 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2018

- We were still using a 5 step distribution model, purchasing from a sourcing agent who was going to a manufacturer and then selling to a retailer who was then selling to the end consumer. Too many people in the value chain which squeezed all the margins out of the products.

- We were operating with a distribution center in-house which consisted of an operations staff of 3 team members, and a large overhead structure with no economies of scale.

- We made significant investments in R&D to develop new problem-solving product lines. We learned some lessons and made some really amazing products.

- We made significant investments in giving away free products to gain more exposure in the marketplace.

2019

- We cut out 2 steps in our distribution model by sourcing directly from the factory and selling directly to the consumer increasing our gross margins to ~10% while improving quality and lead times.

- We outsourced our distribution to a 3rd Party Logistics (3PL) company. The original one we selected failed to meet our requirements causing us to move to another which again failed to meet our requirements. Finally, at the end of the year, we secured a partnership with our current 3PL which has exceeded all expectations!

- We continued to make significant investments in R&D to develop new problem-solving product lines.

- We continued to make significant investments in giving away free products to gain more exposure in the marketplace.

- We transitioned to a new Freight Forwarder and optimized our packaging to maximize the cubic space during transport cutting our inbound costs in half and boosting our margins.

2020

- We made incredibly difficult decisions in January and February to pivot our growth model to focus on an asset-light, cashflow positive growth strategy that gives Signature a long term durable data and distribution advantage.

- We made really tough calls on personnel effectively eliminating the operations team and decided to limit our R&D investment to contracted work on a project by project basis. And we eliminated some inside sales roles due to our shift to an eCommerce and independent rep, variable comp model, focus.

- While difficult, these decisions proved to be the right ones. Based on the sales in the first sixth months of 2020, we are experienced a 2x grwoth in gross margins, a significant reduction in operating costs, and a significant increase and diversification in our product mix and sales channels.

Historical results and cash flows:

Historical results in cash flows represent our previous cash-intensive business model and do not represent what investors should expect in the future. Our pivot to the team store model and 3-year agreements with programs allow us to generate cash flow positive sales and pay for the inventory once the client is satisfied with what they have received (3-4 weeks after we have been paid by the client).

Team Store Model Explained: We set up 24/7/365 team stores for youth and club sports programs. Parents can go onto the store and purchase their sons or daughters uniform as well as a variety of custom fan gear items and our premium Lacrosse Equipment. The products drop-ship directly to the parent's door.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a few hundred thousand dollars of cash on hand. The company currently holds over three-quarters of a million dollars in inventory on hand and has close to a quarter of a million dollars in receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to maintaining the growth rate we are experiencing, however they are not critical to the ongoing success of the company. If the full round is not able to be secured through this raise, we have other options to secure the funding round including venture capital and private equity options.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are critical to maintaining the growth rate we are experiencing, however they are not critical to the ongoing success of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate raising another round of capital in the future to further support the hyper-growth we are experiencing as a company! In addition, and relative to the circumstances at the time, the company may decide to fund the growth through debt vehicles instead of by selling equity.

Indebtedness

- **Creditor:** Axiom Bank
  Amount Owed: $348,915.00
  Interest Rate: 5.5%
  Maturity Date: June 29, 2025
  Secured loan - first position lien on all business assets

- **Creditor:** Axiom Bank
  Amount Owed: $846,055.00
  Interest Rate: 7.0%
  Maturity Date: June 29, 2028
  Secured loan - first position lien on all business assets

- **Creditor:** Seacoast
  Amount Owed: $101,758.00

Interest Rate: 6.0%
Maturity Date: December 16, 2026
Secured loan - second position lien on all business assets

- **Creditor:** Small Business Association
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: April 20, 2050

- **Creditor:** Daniel Soviero
  Amount Owed: $170,500.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2025

- **Creditor:** Seacoast - PPP Loan
  Amount Owed: $106,300.00
  Interest Rate: 1.0%
  Maturity Date: April 26, 2022
  The company intends apply for loan forgiveness and expects the loan to be forgiven.

- **Creditor:** EIDL
  Amount Owed: $10,000.00
  Interest Rate: 3.75%
  Maturity Date: April 20, 2050
  The company intends apply for loan forgiveness and expects the loan to be forgiven.

Related Party Transactions

- **Name of Entity:** Daniel Soviero
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Approximately $170,500.00 loan to the Company by the Founder and CEO.
  Material Terms: The loan carries a 12% interest and based on the note holder's discretion, the note holder can demand repayment or convert such outstanding amount into class A common stock.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Signature has a proven product-market fit in multiple product lines. The portfolio of products includes IP on product lines that can extend into multiple sports such as their quick connect goal. The company has the only exclusive relationships with 3 top pro leagues in the sport and their products were recently featured on ESPN again for the MLL Championship games. Signature has served over 30,000 consumer clients and works with over 2000 programs. We have a proven client acquisition model that they are ready to scale.

Signature has recently added to its portfolio of problem-solving products, a team store solution that is rapidly taking over the market. The solution solves the age-old uniform/fan gear ordering nightmare that program directors have been plagued with. This solution creates a durable data and distribution platform for the company to continuously grow and introduce new products too.

Signature has experienced an average year over year growth of over 74% since its inception in 2016. The team at Signature is committed to finding and solving the biggest problems in youth sports and wants you to join us on our mission to grow the game!

Valuation is based on;

1. Product portfolio's Market Fit

2. Steady revenue year over year growth since inception

3. Large, engaged, and growing client base

4. IP & durable competitive advantages

5. Team of proven entrepreneurs & advisors leading the firm.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Covering the investment we have made into marketing for the fundraiser. Including our paid advertising budget as well as our video

production budget and PR budget.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Paid advertising budget to scale client acquisition model, PR budget to drive more awareness at the top of our funnel, and digital budget to grow our long term SEO and organic marketing channels.

- *Research & Development*
  20.0%
  Investments in the further development of our back end software to drive more automation as we scale. Investments in new products to increase the value we provide to our clients and our AOV including but not limited to - tents, coolers, sports bags, rebounders, box goals, shafts, heads, gloves, and elbow pads.

- *Inventory*
  20.0%
  With the increase in new products to serve our growing client base, we will need to increase our inventory on hand. Since we have a very asset-light model for scaling the inventory investment as a % of sales will continue to shrink drastically. Future investments in inventory with cash flow themselves.

- *Working Capital*
  36.5%
  Scaling this model includes making investments in Account Managers every 20-30 programs we bring on, an Operations Director at 50 programs, and a Marketing Director at 100 programs under contract. As we scale the model we will continue to make investments in personnel to further drive us to our mission.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at signaturelacrosse.com (signaturelacrosse.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/signature

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Signature Athletics, Inc.

[See attached]

Signature Lacrosse, LLC
Financial Statements (UNAUDITED)
December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 31, 2020

To: Board of Directors, Signature Lacrosse LLC

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements Signature Lacrosse LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Signature Lacrosse, LLC
Balance Sheets (UNAUDITED)
As of December 31, 2019 and 2018

		2019		2018
Assets				
Current assets				
Cash and cash equivalents	$	44,581	$	44,096
Accounts receivable		129,463		160,307
Inventory		578,417		359,195
Due from affiliates		-		13,000
Prepaid expenses		108,574		65,678
Total current assets		861,035		642,276
Non current assets				
Security deposits		3,613		3,613
Property and equipment, net		66,856		22,333
Leasehold improvements, net		55,204		56,560
Intangible assets, net		52,846		61,784
Total non current assets		178,519		144,290
Total assets	$	1,039,554	$	786,566
Liabilities and members' equity				
Current liabilities				
Accounts payable		255,781		46,500
Credit card liability		38,970		5,789
Accrued expenses		28,507		32,038
Line of credit		349,542		18,788
Other current liabilities		9,307		1,281
Total current liabilities		682,106		104,396
Long-term liabilities				
Term loans		1,009,674		1,000,138
Notes payable		446,094		21,230
Total long-term liabilities		1,455,768		1,021,368
Total liabilities		2,137,874		1,125,764
Common stock		100		100
Members' equity		(1,098,420)		(339,298)
Total members' equity		(1,098,320)		(339,198)
Total liabilities and members' equity	$	1,039,554	$	786,566

The accompanying notes are an integral part of these financial statements.

Signature Lacrosse, LLC
Statements of Operations (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenue, net	$ 2,356,337	$ 1,960,114
Cost of goods sold	1,550,417	1,446,573
Gross profit	805,920	513,541
Operating expenses		
Amortization expense	10,294	3,663
Auto expense	5,758	5,225
Bad debt	9,457	3,687
Business license fees	4,594	-
Depreciation expense	19,151	75,070
Dues and subscriptions	262	350
Insurance	10,835	19,685
Meals and entertainment	9,601	6,415
Office	66,107	47,029
Payroll	367,964	290,001
Professional fees	111,843	116,075
Rent	47,734	34,660
Repairs and maintenance	4,416	2,573
Research and development	138,212	98,924
Sales and marketing	561,921	368,851
Travel	9,910	8,826
Utilities	10,030	8,947
Total Expenses	1,388,088	1,089,983
Total operating income (loss)	(582,168)	(576,442)
Other income (loss)		
Other income, net	5,394	220,574
Charitable donations	(200)	(125)
Interest expense	(122,102)	(54,387)
Inventory write-off	(28,060)	(2,492)
Total other income (loss)	(144,968)	163,570
Net Income (loss)	$ (727,136)	$ (412,872)

The accompanying notes are an integral part of these financial statements.

Signature Lacrosse, LLC
Statement of Members' Equity (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

	Members' Equity
Balance December 31, 2017	$ 203,638
Net loss	(412,872)
Members' contributions	36
Members' distributions	(130,000)
Balance December 31, 2018	$ (339,198)
Net loss	(727,136)
Members' distributions	(31,986)
Balance December 31, 2019	$(1,098,320)

The accompanying notes are an integral part of these financial statements.

4

Signature Lacrosse, LLC
Statements of Cash Flows (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows provided (used) by operating activities		
Net income	$ (727,137)	$ (412,872)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable	30,843	29,869
Due from affiliate members	13,000	1,524
Inventory	(153,544)	254,999
Prepaid expense	-	39,264
Security deposits	-	(2,363)
Accounts payable	209,281	(327,444)
Accrued expenses	(3,532)	32,038
Credit card liability	33,181	5,789
Loan payable	-	(300,000)
Other current liabilities	8,026	(2,521)
Total adjustments to reconcile net income to net cash provided by operating activities	137,255	(268,845)
Net cash provided (used) by operating activities	(589,882)	(681,717)
Cash flows provided (used) by investing activities		
Property and equipment	(34,228)	(38,650)
Prepaid expense	(108,574)	-
Net cash provided (used) by investing activities	(142,802)	(38,650)
Cash flows provided (used) by financing activities		
Loan closing fees	-	(62,788)
Notes payable	765,154	864,423
Member contribution	-	36
Member distribution	(31,986)	(130,000)
Net cash provided (used) by financing activities	733,169	671,671
Net cash increase for period	485	(48,696)
Cash and cash equivalents		
Cash at beginning of period	44,096	92,792
Cash at end of period	$ 44,581	$ 44,096
Cash paid for interest	$ 99,777	$ 17,792

The accompanying notes are an integral part of these financial statements.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

1.   **Organization and Nature of Business**

Signature Lacrosse, LLC (the "Company") is a domestic Florida limited liability company formed under the laws of the State of Florida on February 5, 2016. The Company has a single class of member units with full ownership and voting rights. The Company subsequently filed with the Internal Revenue Service to be treated as an S-Corporation for federal income tax purposes.

The Company is a distributor and seller of lacrosse equipment and sports apparel. Most of the Company's operations are directed towards the sale of lacrosse balls, lacrosse goals, lacrosse sticks, fan gear and uniforms. The Company maintains an inventory of lacrosse equipment to sell to sports organizations and to the general public.

2.   **Summary of Significant Accounting Policies**

2.1 Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2.2 Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates that are critical to the accompanying financial statements include estimated inventory write-off amounts because such items can be significantly impacted by product innovation and therefore are subject to obsolescence. Actual results could differ significantly from estimates.

2.3 Cash and Cash Equivalents
Cash and cash equivalents include short-term, highly liquid investments, such as certificates of deposit or money market funds that are readily convertible to known amounts of cash and have original maturities of three months or less. All cash balances are held by major banking institutions.

2.4 Fair Value of Financial Instruments
Certain of the Company's financial instruments, including cash and cash equivalents, accounts payable, debt and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments.

2.5 Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in the statement of operations. Expenditures for maintenance and repairs are charged to the statement of operations as incurred. Depreciation of property and equipment is computed using the straight-line method over the projected life of the item.

2.6 Revenue Recognition
Sales Income - During 2019, the company adapted the provision of *ASU 214-09 Revenue from Contracts with Customers* ("ASC 606").

See Independent Accountant's Review Report.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company has four primary sources of revenue sales. The Company sells lacrosse equipment through an internally managed website and directly to teams as well as resellers. Additionally, the Company contracts with third-party marketplaces, namely Amazon, to sell its products.

Internally managed website - The Company uses a commerce platform to manage the product sales through their website. Revenues are recognized, net of discounts, at point-of-sale, prior to shipping. Returns offset revenue and are realized when the product is received and processed in the inventory warehouse. The Company's product sales provide an enforceable right to payment at point-of-sale. As a result, the Company transfers control of the product at the point-of-sale, when tender has been transferred, and therefore recognizes revenue and the associated products costs of the sale at the same point in time.

Third-party marketplaces – The Company also uses a third-party marketplace, namely Amazon, to facilitate product sales. Revenues are recognized, net of discounts, at point-of-sale, prior to shipping. Returns offset revenue and are realized when the product is received and processed in the warehouse of the fulfilling agent. The Company's product sales provide an enforceable right to payment at point-of-sale. As a result, the Company transfers control of the product at the point-of-sale, when tender has been transferred to the fulfilling agent, and therefore recognizes revenue and the associated products costs of the sale at the same point in time.

Team Sales - The company uses independent sales reps and inside sales reps to gather sales from team accounts which are then managed through their website. Revenues are recognized, net of discounts, at point-of-sale, prior to shipping. Returns offset revenue and are realized when the product is received and processed in the inventory warehouse. The Company's product sales provide an enforceable right to payment at point-of-sale. As a result, the Company transfers control of the product at the point-of-sale, when tender has been transferred, and therefore recognizes revenue and the associated products costs of the sale at the same point in time.

Resellers - The Company uses inside sales reps to gather sales from approved resellers which are then managed through their website. Revenues are recognized, net of discounts, at point-of-sale, prior to shipping. Returns offset revenue and are realized when the product is received and processed in the inventory warehouse. The Company's product sales provide an enforceable right to payment at point-of-sale or with Net 30-day terms pending credit approval from the accounting team. As a result, the Company transfers control of the product at the point-of-sale, when tender has been transferred or invoiced, and therefore recognizes revenue and the associated products costs of the sale at the same point in time.

2.7 Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members are responsible for their proportionate share of the S-Corporation's taxable income.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

See Independent Accountant's Review Report.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

2.8 Concentration of Credit Risk and Liquidity Risk

Credit Risk - Financial instruments on the balance sheet that potentially subject the Company to concentrations in credit risk consist primarily of cash and cash equivalents. These investments are placed within major banking institutions which are monitored on an ongoing basis for credit quality predominantly using information provided by credit agencies.

Liquidity Risk - Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk through its accounts payable, line of credit and term-loan debt agreements.

3. **Transactions with Related Parties**

In 2018, the Company had related party receivables of $13,000, which are included in other current assets as due from affiliates. These receivables were related to entities in which the Company's members have significant interest and/or control. During 2019, the related party receivables were recategorized as member distributions.

4. **Inventory**

Inventories are stated at the lower of cost or net realizable value and are comprised of lacrosse balls, goals, sticks and apparel.

5. **Property and Equipment**

At December 31, 2019 and 2018, property and equipment consisted of the following:

Property and equipment	2019		2018	
Fixed assets				
Equipment	$	64,066	$	57,251
Patents		11,300		4,200
Software		3,347		3,348
Tooling		112,895		63,135
Less: Accumulated depreciation		(124,752)		(105,601)
Net fixed assets		66,856		22,333
Leasehold improvements		60,222		60,222
Less: Accumulated amortization		(5,018)		(1,004)
Net leasehold improvements		55,204		59,218
Net property and equipment	$	122,060	$	81,551

See Independent Accountant's Review Report.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

The Company's assets are depreciated using the straight-line method over an estimated life of five years. Depreciation expense for the years ended December 31, 2019 and 2018 was $19,151 and $74,066, respectively.

The Company's leasehold improvements are amortized using the straight-line method over an estimated life of 15 years. Amortization expense relating to leasehold improvements for the years ended December 31, 2019 and 2018 was $4,014 and $1,004, respectively.

6.   Contingencies

Occasionally, the Company may be a party to legal claims or proceedings of which the outcomes are subject to significant uncertainty. In accordance with ASC 450, *Contingencies*, the Company will assess the likelihood of an adverse judgment for any outstanding claim; as well as, ranges of probable losses. When it has been determined that a loss is probable and the amount can be reasonably estimated, the Company will record a liability.

For the period ending December 31, 2019, the Company was in dispute with a shipping vendor relating to invoices that were overbilled. These disputed charges are not included in the financial statements.

For the period ending December 31, 2019 the Company was in dispute with a former Supplier who sold counterfeit product trademarked and patented by the Company. The Company has an offset amount equal to quadruple the Suppliers claims under the terms of their then active Agreement.

7.   Intangible Assets

Intangible assets consisted of the following as of December 31, 2019 and 2018:

Intangible assets	Amortization Period	Date Aquired	2019	2018
Loan issuance costs 2018	10 years	6/28/2018	$ 62,788	$ 62,788
Less: Accumulated amortization			(9,942)	(3,663)
Net intangible assets			$ 52,846	$ 59,125

Amortization expense for the years ended December 31, 2019 and 2018 was $6,279 and $3,663, respectively.

8.   Debt Instruments

The Company's debt consisted of the following line of credit, term loans and notes payable as of December 31, 2019 and 2018:

Line of Credit	Borrowing Limit	2019 Utilized	2018 Utilized
Axiom Bank	$ 500,000	$ 349,542	$ 18,788
Total	$ 500,000	$ 349,542	$ 18,788

See Independent Accountant's Review Report.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

Term Loans	2019 Balance	2018 Balance
Axiom Bank	$ 895,153	$ 874,710
Seacoast Bank	114,521	125,428
Total	$ 1,009,674	$ 1,000,138

Notes payable	2019 Amount	2018 Amount
Shareholder Loan	$ 168,563	$ -
Term Loan 1	15,031	21,230
Term Loan 2	108,750	-
Term Loan 3	153,750	-
Total	$ 446,094	$ 21,230

Shareholder owns a 95% interest in the Company.

Draws against the lines of credit are used for the purchase of inventory and for general operations.

For the years ended December 31, 2019 and 2018, the Company incurred the following interest expense:

Interest Expense	2019	2018
Total interest	$ 122,102	$ 54,387

9. **Concentration of Accounts Payable**

A significant portion of the Company's accounts payable is attributable to a single vendor. At December 31, 2019, one vendor's account payable balance represented approximately 71% of the total accounts payable.

10. **Going Concern**

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. **Subsequent Events**

In November 2019, Safety Equipment Institute ("SEI") filed a suit against Signature Lacrosse ("the Company") alleging that the Company violated the terms of an Agreement between the parties. This suit was settled out of court on May 21, 2020 with the Company agreeing to pay SEI $300,000 and discontinue sale and use of any inventory that includes the SEI Trademark until a new certification letter is received.

See Independent Accountant's Review Report.

Signature Lacrosse, LLC
Notes to the Financial Statements (UNAUDITED)
For the Years Ended December 31, 2019 and 2018

In December 2019, a novel strain of coronavirus was reported in Wuhan, China ("COVID-19"). The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on customers, employees and vendors. The extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain and cannot be reasonably estimated at this time.

In 2020, the Company plans to offer (the "Crowdfunded Offering") up to $1,070,000 of securities in a securities offering exempt under Regulation CF. The Company is attempting to raise a maximum of $1,070,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal.

Management has evaluated subsequent events through July 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See Independent Accountant's Review Report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Signature Lacrosse

For the Players. By the Players.





○ Website   ♦ Tampa, FL

CONSUMER PRODUCTS   E-COMMERCE

Signature Lacrosse is revolutionizing sports gear in the growing lacrosse industry and beyond. Now evolving our solutions-driven product line into Signature Athletics, we are setting out to solve one of biggest problems in team sports—to simplify the process of outfitting teams with custom gear. We are the only brand in sports distributing direct to consumers through our innovative Signature Partner Program team stores. Our premium equipment is also sold through traditional outlets such as Amazon, retail stores and our website.

$65,310 raised ⓘ

57	81
Investors	Days Left
$10.00	$10M
Price per Share	Valuation
Equity	**$250.00**
Offering Type	Min. Investment

INVEST NOW


⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates¹   Comments

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Reasons to Invest

- Product Market Fit: Makers of the official lacrosse ball for top professional leagues and championships, we've achieved more than $8 million in lifetime sales in less than five years and averaging 74% year-over-year growth.

- Huge Growth Opportunities: Our Signature Partner Program gives us the unique edge of having a data and distribution advantage in the consumer market, plus IP on all of our problem-solving product lines, and a loyal client base.

- Proven Team to Capitalize: As former and current players and coaches, the

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- Proven Team to Capitalize: As former and current players and coaches, the Signature team is passionate about sports. With our team's vast experience in sourcing, manufacturing, innovation, design, sales and marketing, we're well-poised to continue our growth.

For the players.
By the players.

THE PROBLEM

As lacrosse has grown in popularity, the technology hasn't grown with the sport

There are several problems within lacrosse and the larger sports industry, which we have set out to solve. We started with a simple goal in 2016—to make a better ball. Based on our internal research, all balls were being made the same way and the quality was seriously lacking. Next, we set out to create quality goal frames, nets and lacrosse sticks with a lifetime warranty, which were lacking from the market.

Now we're applying our proven problem-solving approach to a bigger challenge facing team sports. Ordering custom uniforms and apparel is more difficult and time-consuming than it needs to be. This creates headaches not only for parents and players, but also program directors. Rather than spending more time coaching kids on the field, program directors lose valuable time to the current archaic process for outfitting their teams and families.
We believe ordering custom uniforms and fan gear should be made as fast and easy as placing an order with Amazon.

StartEngine Owners's 10% Bonus program. For details on this progra please see the Offering Summary section below.

Early Bird
Next 5 days | 10% bonus shares

0 days 4 hours 13 mins 17 secs

$250+
Investment
All Investor Owners Club
10% discount in online purchases "Partner" Early access to products to State of Signature Quarterly Newsletter

$500+
Investment
Tier 1 perk
$500+ White Signature "Investor" & Lifetime Exclusive Partner Disco

$1,000+
Investment
Tier 2 perk
$1,000 + Red Signature "Investor" & Lifetime Exclusive Partner Disco

$5,000+
Investment
Tier 3 + 5% bonus shares
$5,000+ Silver Signature "Investor" Custom T-Shirt & Lifetime Exclusiv Partner Discount



THE SOLUTION

The next generation of lacrosse gear for a better player experience

All of our apparel is made right here in the US and we offer the fastest turn around times on custom apparel in all of sports with our 7, 14, and 21-day rush options and the only 100% replacement guarantee!

From custom fan gear to uniforms, our online team stores are customized with the widest selection of apparel across all team sports. We set them up free of charge to our partner programs! Gone are the days of waiting for up to two months for custom uniforms that show up with sizing, number, or color errors. Our API integrations streamline the information transfer from the time the order is placed and its production at the factory to its shipment directly to the player or parents home.


SIGNATURE
THE PLAYER
SIGNATURE
SIGNATURE
SIGNATURE
THE ORIGIN
SIGNATURE
SIGNATURE
LACROSSE
SIGNATURE
SIGNATURE
SIGNATURE
SIGNATURE

$10,000+

Investment

Tier 4 + 10% bonus shares

$10,000+ Gold Signature "Investor" Custom T-Shirt & Lifetime Exclusiv Partner Discount

$20,000+

Investment

Tier 5 + 15% bonus shares

$20,000+ All Gold Signature "Invest Stick + Gold Signature T-Shirt & Lif Exclusive Partner Discount



Signature Lacrosse created the first premium lacrosse ball, which spun into a new category in the sport. Within less than five years, our ball has become the official ball of the NLL, WPLL, MLL, CLL, and is used by over 300 college lacrosse programs. We solved the problem of stringing a net to a goal frame and, shortly after, followed it with the first-lifetime warranty on pro-strung lacrosse sticks. Now, we are expanding beyond problem-solving for lacrosse products to tackle a broader pain point in the sports market—being able to order team apparel in a way that is easy, fast, and reliable.



With an amazing team of experts and a passionate community of clients, we are ready to take Signature Lacrosse to the next level and would like to invite you to join us!

WHAT WE DO

   



Design   Site Setup   Product Selection   Marketing





Manufacturing   Shipping   Customer Service

WHAT MAKES US BETTER

Worry-Free Uniform Delivery

Uniforms ship directly to player's house

Best Product Mix

For all seasons, keeping your fans looking great on the sidelines

Customer Service

4.9 Customer Service rating with over 700 Reviews



100% Replacement Guarantee

If there are any mistakes, it's on us.



Record Turnaround Time

Uniforms Produced in 2-3 Weeks, Team Store items produced in one week, 24/7 and 365

OUR TRACTION

Over 8 million in sales with 74% avg year-over-year growth

Signature Lacrosse has achieved over $8 million in lifetime sales, and we have over 2,000 team clients, 30,000+ consumer clients and more than 50,000 social media followers. Over the last four years, we have averaged over 74% year over year growth. Our partners include the sport's top professional leagues such as NLL, WPLL, MLL, and CLA. We now have an incredible advisory board of sports market leaders guiding us along our journey and we have secured multiple patents and trademarks for our brand. With an amazing team of experts and a

passionate community of clients, we are ready to take Signature Lacrosse to the next level and would like to invite you to join us!



8M+

in lifetime sales



30K+

consumer clients



50K

followers on social media

THE MARKET

118 billion dollar market

The global sports apparel and equipment market is valued at 118 Billion and includes custom team sports apparel, and hard goods for all sports. As we scale our company, we plan to grow into the broader athletic leisure apparel market.

 **$118B**
Total Global Market for Sports Apparel (2019)

WHAT WE DO

Trusted quality lacrosse gear with exceptional service














At Signature Lacrosse, we help passionate directors, coaches and players outfit their teams with the best gear so they can spend more time on fields doing what they love, without compromising quality or service. We do this by offering the first 24/7/365 team stores with the highest quality equipment, fully sublimated uniforms and the best seasonal collection of custom fan gear for the families in youth sports programs. We also offer all of the Signature Premium hard goods, such as our game changing Signature Premium Balls, our patented Quick Connect Goals, and our revolutionary pro-strung sticks backed by the first lifetime warranty in the sport. All of this is drop shipped right to the player's or parent's door, saving program directors time, money and headaches!





SIGNATURE
LACROSSE
SIGNATURE
SIGNATURE

THE BUSINESS MODEL

We sell our products through our website, Amazon and Signature Partner Program Team Stores

Our premium products can be found at signaturelacrosse.com and third-party marketplaces such as Amazon. We also have a Signature Partner Program Team Store model in place for our Team Clients throughout North America. This program creates a flywheel of ongoing momentum and growth by driving more parent/player traffic to our site, fueling our remarketing engine, and further building our community. Also, the Signature Partner Program gives us a source for authentic feedback to help further innovate new problem-solving products, which in turn allows us to expand into other sports.

Our average gross margins for 2020 so far have been more than 40%.

AVERAGE GROSS MARGIN
40%





22%
14%
2018
2019
2020
[Jan-June]

HOW WE ARE DIFFERENT

Our Team Store Partner Program has enabled us to grow in a way that other brands haven't

Signature Lacrosse was built for the players, by the players. Our Signature Partner Program Team Stores give us some unique advantages in the sports industry. These include durable data and distribution advantage in the consumer market and IP on all of our problem-solving hard good product lines. We also created a loyal client base of die-hard passionate lacrosse players, coaches and parents who share our same mission—to grow the game!

THE VISION

Major expansion of our Signature Partner Program will fuel company growth

We'll continue to grow by providing our Signature Partner Program team store

solution to youth sports markets starting with lacrosse and then expanding to basketball, soccer, baseball, football, volleyball, golf and more. During this expansion, we are rebranding from Signature Lacrosse to Signature Athletics to represent our evolution into the greater team sports industry. We plan to grow by utilizing our remarketing efforts with parents and players within the partner programs and our proprietary process for bringing new problem-solving products to market. Specifically, we have a network of factories for all facets of manufacturing hard goods for the sports market including: cut and sew, plastic and rubber injection, composite and metal fabrication, as well as a team of contractors with experience in all sporting goods products, plus a staff experienced in CAD work.

In 2023, we aim to have over 100 Teams as Signature Partner Programs.





The numbers above reflect company goals for the next 5 years. Actual results not guaranteed .

A wide array of expertise with a shared passion for the game

Our team is made up of players, coaches and parents of players working together to solve problems in youth sports to further grow the sports and make them more available to the world. Furthermore, our team members boast a wide array of expertise from sourcing electronics for companies like Comp USA and sporting goods products for companies like Titleist and UA in Taiwan for 30 years and starting the Major League Soccer to playing lacrosse at the highest levels and coaching/running youth sport programs for decades. We are living and breathing the problems we are solving for ourselves and the greater sports markets. Our achievements are a result of the values we hold as a company and our passion for sports.




Dan Soviero
FOUNDER & CEO





Brian Bohn

DIRECTOR OF
SALES & SOURCING

Andrew Gilliland

DIRECTOR OF
ECOM & SYSTEMS

Madeline Lewis

MANAGER OF
PROGRAMS AND EVENTS






Jamie Egasti
DAN'S MENTOR

Nick Sakiewicz
EXECUTIVE ADVISOR

WHY INVEST

Be a part of our future!

We are passionate about building a company for the players, by the players and while we had verbal offers from VC's and PE firms around the country, to us it made a lot more sense to sell equity to the same community that is helping us achieve our mission rather than some suits that may have a different vision or different priorities. We are on a mission to grow the game, and our work reflects that mission and always will.

02/2016

Signature Lacrosse Launches the first Premium Lacrosse Ball!

Signature Lacrosse Launches the first Premium Lacrosse Ball & Sells out in under 30 days!

11/2017

02/2018

Signature Chosen as the Official Ball of the FIL World Lacrosse Championships!

Signature chosen as the official ball of the FIL World Lacrosse Championships, the largest international tournament and the committee pushing to get lacrosse into the Olympics!

9/2019

Signature launches patented line of

10/2019

Signature Launches Patented Quick Connect Goal Kits

Signature Launches revolutionary patented quick connect goals for the NCAA, NFHS, and youth markets.

01/2020

07/2020

WHAT WE DO
WHAT MAKES US BETTER

Signature launches simple team store solution!

Signature launches the ONLY, 24/7/365 team store with no minimum orders, no 2 week order window, 100% replacement guarantee and the fastest turn around times in the sports market!

8/2020

Launched on

12/2020

Signature Completes Series A Capital Raise!

(ANTICIPATED) Signature secures full investment round and is ready to deploy the capital to scale the team sore partner program model!

12/2021

12/2025

Signature secures the 349th Team Store Contract!

(ANTICIPATED/GOAL) Signature secures 349 team stores and serve over 100,000 athletes and their families. Gets ready to launch into the next sport!











complete Mens, Womens, and JR sticks!

Signature launches patented line of complete Mens, Womens, and JR sticks with the First-lifetime warranty in lacrosse!

StartEngine

Now YOU can own a part of our company!

Signature Chosen as Official Ball of NLL

Signature selected as the first exclusive ball and official equipment partner of the [illegible] Lacrosse Leagu[illegible] largest pro leag[illegible] the sport of lac[illegible]

Signature chosen as the Official Ball of the WPLL!

Signature selected as the official ball of the Women's Professional Lacrosse League, the largest women's pro league in lacrosse!

Signature Secures 38th Team Store Contract!

(ANTICIPATED/GOAL) Signature secures the 38th, 3-year contract, bringing the total kids represented to over 10,000!

ess

SHOW MORE

Meet Our Team

Dan Soviero

Founder & CEO

Passionate about making the experience of sports more accessible to all.

Dan also helps Maddie run her youth lacrosse program. He spends around 80 hours per week in his primary role building and running Signature and an additional 10

hours per week helping Maddie build her program!





Brian Bohn

Head of Sourcing & Sales

Passionate about brining world class problem solving products to the market at more accessible price points.





Andrew Gilliland

Head of eCom & Systems

Passionate about bringing problem-solving systems and an unparalleled eCom experience to make sports more accessible.

Andrew also runs a few eCommerce brands on the side. He spends around 60 hours per week in his primary role building Signature and an additional 20 hours per week leading other eCom brands.





Maddie Lewis

Head of Compliance

Passionate about delivering on Signature's world-class Quality Management System bringing unparalleled quality to the sports market!

Maddie also leads her own youth lacrosse program. She spends around 40 hours per week in her primary role building and running the program and an additional 20 hours per week leading compliance for Signature!



Offering Summary

Company :	Signature Athletics, Inc.
Corporate Address :	301 West Platt Street Unit 416, Tampa, FL 33606
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares :	1,000

Offered	1,000
Maximum Number of Shares Offered	: 107,000
Price per Share	: $10.00
Pre-Money Valuation	: $10,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

All Investor Owners Club

10% discount in online purchases "Partner"

Early access to products

Access to State of Signature Quarterly Newsletter

Early Bird

Super Early Bird - First 48 hours | 25% bonus shares

Friends and Family Early Birds - Next 48 hours | 15% bonus shares

Early Bird - Next 5 days | 10% bonus shares

Volume

$500+ (Tier 1 perk) White Signature "Investor" T-Shirt & Lifetime Exclusive Partner Discount

$1,000 (Tier 2 perk) Red Signature "Investor" T-Shirt & Lifetime Exclusive Partner Discount

$5,000+ (Tier 3 + 5% bonus shares) Silver Signature "Investor" Custom T-Shirt & Lifetime Exclusive Partner Discount

$10,000 (Tier 4 + 10% bonus shares) Gold Signature "Investor" Custom T-Shirt & Lifetime Exclusive Partner Discount

$20,000+ (Tier 5 + 15% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

$50,000+ (Tier 6 + 20% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

$90,000+ (Tier 7 + 25% bonus shares) All Gold Signature "Investor" Stick + Gold Signature T-Shirt & Lifetime Exclusive Partner Discount

All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Signature Athletics Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase

in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $10/share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Newly Launched Signature Team Stores Already Sign 13 Lacrosse Programs!

19 hours ago

Thank you to our early investors for joining the Signature Team! We are pumped to have you onboard and excited to begin sharing updates with you.

First things first, we're excited to announce after launching our Signature Partner Team Store solution just eight weeks ago, we've already signed 13 lacrosse programs. That's over 30% of the way towards our 2021 goal!

These 13 youth recreational and travel lacrosse programs span across the East Coast of the United States—from Florida to Delaware. They include: Lacrosse Club Orlando, Sandsharks Lacrosse, Pride Lacrosse, Coyotes Youth Lacrosse, Palms LC, Lakeshore Lacrosse, Wolves LC, Delaware Lacrosse League, Swarm LC, Yellow Jackets LC, Nantucket Student Lacrosse, HGR Lacrosse and Piatelli Lacrosse.

To accommodate this demand and free up our sales team to focus on signing more partner programs, we're bringing a Director of Operations onboard ahead of schedule!

Each lacrosse program has signed a three-year agreement with Signature which gives their players and families year-round access to their program's 24/7 team store for custom fan gear, fully sublimated uniforms and all of our premium hard goods.

Stay tuned for more exclusive Signature company updates!

Dan Soviero

Founder / Signature

END OF UPDATES

Comments (6 total)

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William Bates 4 days ago
What is the ebitda in 2019 on the $2,356,137.43 in sales? What was the breakdown of sales by segment in 2019?

> **Dan Soviero** - Signature Lacrosse 4 days ago
> Hey William - Thank you for reaching out and for your interest in Signature! 2019 was the first year we sold other products outside of lacrosse balls. We began selling our stick and goal line during August and December respectively. The breakdown for 2019 was roughly 95% balls, 4% sticks, and 1% goals. For your EBIDTA question, to ensure we are meeting SEC regulations, please check page 9 of the Offering Documents under section titled "Results of Operations" for details!

Alfred Nunan SE OWNER 2 INVESTMENTS 5 days ago
What were FY 2019 revenues?

> **Dan Soviero** - Signature Lacrosse 5 days ago
> Hey Alfred - Thank you for your interest. FY 19 revenue was $2,356,137.43!

Brian Bohn 1 INVESTMENT INVESTED 8 days ago
Signature's focus is entirely on growing the sport of lacrosse through product innovation and great service, and it is fantastic to help them achieve these goals!

Dan Soviero **- Signature Lacrosse** 8 days ago
Lol (no bias). Thank Brian, would not be possible without all your hard work and dedication!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So, I grew up playing lacrosse in South Florida. While I was at practice one day ball ricocheted off the post, hit me in the back. I picked it up and it was a light bulb moment. All lacrosse balls had been the same for forever. They grease over after about two weeks, they harden way too fast. We cut them open and found out there were air bubbles in them. So they're going to perform inconsistently. And so when the ball hit off the post and hit me in the back, it was like, "Boom, let's make a better ball." We started playing around with some different ideas on what the brand name could be and how we could position the company. And then we started working on the actual better ball that we were making. We quickly realized we weren't going to come up with it on our own, found a rubber chemist, who was able to help us improve, not just the manufacturing process, but also the chemical composition of the ball.

And with those two things combined, we were able to make the first premium lacrosse ball in the sport. Fast forward five years, we've become the official ball of all the major pro leagues, the NLL, the WPLL, the CLA, the four major championships in Canada. And we've also sold just over eight million balls around the world. In that time, we were also able to develop three other product lines. So we have our complete sticks, which come game-ready right off the shelf, pro-strung with the first lifetime warranty in the sport. And then our patented quick connect goals, instead of stringing the net to the golf frame, which takes about two hours, you screw ours right in, it takes 15 minutes. At Signature, we're trying to solve the biggest problems in youth sports. And it turns out ordering uniforms and fan gear is an archaic, brutal process.

It's a huge headache for program directors and it takes them away from doing what they love, which is being on the field. So we set out to solve that, with the introduction of the Signature Partner Program Team Stores and what that is, is a 24/7, 365 team store. We have a network of service providers around the U.S. Everything is made in the USA. We drop ship the orders right to the parent. The order goes right through our website and right to the vendors. So there's no order forms. There's no gathering checks as a program director, the entire headache is taken off the program director's plate. And we take care of everything.

When I first started running youth programs, I didn't recognize at the time that the biggest problem would be the uniforms. I would switch vendors. I wouldn't be able to develop a relationship with the vendors. They would over-promise, under-deliver every single time. If there's a whole batch that's late, then our whole program's affected. We'll miss our first game. And if we only have a couple of games in the season, that's really a big problem. If there's the sizing charts or the sizing's messed up, then we have players that some have uniforms, some don't, and then the people that don't, or have the uniforms that aren't fitting, then are delayed even farther into the season. After years of changing vendors, even trying to do it myself, I finally found the Signature Partner Program. Now my players come onto the team store they order their uniforms. They order their fan gear, everything ships directly to their house. And I'm taken out of the middle completely.

At Signature we're e-commerce experts. So we take care of the entire team store setup. We take care of all the merchandise. We load you up with 40 products, a fall line, a winter line, a summer line. We include hats, visors, beanies, jackets, shirts, long sleeves, short sleeves, sports bra,

duffle bag, water bottle. Anything you can think of, we probably have it. And we do that all for free.

And not to mention, 5% comes back to our programs that we can use for scholarships to continue to grow the game.

And we just want to say thank you to all the programs for trusting us to fully outfit your teams. So since we started in 2016, our team's generated over eight million in sales. We've built a really large enthusiastic client base, over 300 NCAA programs, over 2000 team clients around the country, youth programs, high school, college, and over 30,000 consumer clients. Going from a lacrosse player to a founder and CEO of a company, it would not be possible without all the amazing team members we've had, the amazing clients, mentors, coaches throughout my playing career and my professional career. And we just really want to say, thank you to everybody who's helped us along our journey. We wouldn't be here if it wasn't for all that amazing support. And now we're looking for partners to come join us in that mission.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "SIGNATURE ATHLETICS, INC." IS DULY

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD

STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS

OF THIS OFFICE SHOW, AS OF THE TWENTY-SEVENTH DAY OF JULY, A.D.

2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "SIGNATURE

ATHLETICS, INC." WAS INCORPORATED ON THE TWENTY-FOURTH DAY OF JULY,

A.D. 2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES

HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

3315616 8300

SR# 20206420135

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203351303

Date: 07-27-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 07/24/2020
FILED 05:21 PM 07/24/2020
SR 20206406696 - File Number 3315616

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Florida.

2.) The jurisdiction immediately prior to filing this Certificate is Florida.

3.) The date the Limited Liability Company first formed is 02/05/2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Signature Lacrosse, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Signature Athletics, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 23 day of July, A.D. 2020.

By: [signature]

Name: Dan Soviero
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 07/24/2020
FILED 05:21 PM 07/24/2020
SR 20206406696 - File Number 3315616

CERTIFICATE OF INCORPORATION OF SIGNATURE ATHLETICS, INC.

Article I

The name of the corporation is Signature Athletics, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N. Broad Street, Suite 206, Middletown, DE. 19709 (New Castle). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is One Million Five Hundred Thousand (1,500,000) shares of common stock, consisting of: (i) One Million Two Hundred Thousand (1,200,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Three Hundred Thousand (300,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The Class B Non-Voting Common Stock shall automatically convert into Class A Voting Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on July 23, 2020.



Jeffrey S. Marks, Incorporator